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SEC FILE NUMBER
8-48629

SEC Mail Processing
DEC 0 1 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2022 (MM/DD/YY) AND ENDING 09/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: QUATTRO M SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

735 RIDGEFIELD ROAD
(No. and Street)

WILTON	CT	06897
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

EUGENE L. MAURO	(212) 344-5661	gmauro@qmsdirectex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	#3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, EUGENE L. MAURO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of QUATTRO M SECURITIES, INC., as of SEPTEMBER 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRADFORD A. MILLER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 4793716
Qualified in Putnam County
Commission Expires February 28, 2026

Signature: [signature]

Title:
Executive Committee Chairman

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

QUATTRO M SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
TOGETHER WITH AUDITOR'S REPORT

As of and for the Year Ended September 30, 2023

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Quattro M Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quattro M Securities, Inc. (the "Company") as of September 30, 2023, the related statements of operations and retained earnings, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion the financial statements present fairly, in all material respects, the financial position of Quattro M Securities, Inc. as of September 30, 2023, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules 1 and 2 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Quattro M Securities, Inc.'s auditor since 2017.

Hauppauge, New York
November 29, 2023

Nawrocki Smith LLP

EXHIBIT A.

QUATTRO M SECURITIES, INC.

Statement of Financial Condition

As of September 30, 2023

ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 70,184	
Deposit with Clearing Organizations	253,536	
Commissions Receivable-Clearing Corp	315,771	$639,491
Other Assets		
Other Receivables	270,166	
Due from Adler Coleman, bankrupt	75,591	345,757
TOTAL ASSETS		**$985,248**
LIABILITIES AND STOCKHOLDERS ' EQUITY		
Current Liabilities		
Accrued Expenses and Accounts Payable	$ 92,941	
Total Liabilities		$ 92,941
Stockholders' Equity		
Capital Stock Issued:		
200 Shares authorized-NPV		
100 Shares issued & outstanding	500	
Paid In Surplus	299,500	
Retained earnings	592,307	
Total Stockholders' Equity		892,307
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**$985,248**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT B

QUATTRO M SECURITIES, INC.

Statement of Operations and Retained Earnings

For the Year ended September 30, 2023

Income	
Commissions and floor brokerage	$4,831,243
Interest earned on firm deposit and clearance accounts	5,138
Total Income	**$4,836,381**
Operating expenses	
Officer Compensation	290,000
Employees' compensation and benefits	1,720,597
Selling, general and admin expenses	441,388
Consultants	1,452,455
Telephone	416,081
Regulatory fees and expenses	636,671
Commissions paid	6,045
Total Operating Expense	**$4,963,237**
Net (Loss) For Year	**(126,856)**
Retained Earnings -October 1, 2022	1,019,163
Retained Earnings-September 30, 2023	**$ 892,307**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT C

QUATTRO M SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year ended September 30, 2023

Stockholders' Equity – Beginning of Year	**$1,019,163**
Net (Loss) per Exhibit B	(126,856)
Stockholders' Equity – End of Year	**$ 892,307**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT E.

QUATTRO M SECURITIES, INC.

Statement of Cash Flows

For the Year ended September 30, 2023

Cash Flows from Operating Activities

Net (Loss) Per Exhibit B:	**$(126,856)**
Changes in Assets & Liabilities:	
Decrease (Increase) in commissions receivable	(15,031)
Decrease (Increase) in other receivables	(185,756)
Increase (Decrease) in accrued expenses and accounts payable	42,587
Net Cash-Operating Activities (Decrease)	**(285,056)**
Net changes in cash equivalents	(285,056)
Cash Balance -Beginning of Year:	**$608,776**
Cash Balance -End of Year:	**$323,720**

Supplemental disclosure of cash flow information:

Cash paid during year for:	
Corporation taxes	**$550**

Reconciliation of cash, cash equivalents and restricted cash:

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Statement of Financial Condition that sum to the amounts shown on this statement.

Cash	**$ 70,184**
Deposit with Clearing Organizations	**253,536**
	$323,720

The accompanying notes to financial statements are an integral part of this statement.

QUATTRO M SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

Note 1 – Date of Incorporation -- The Corporation was incorporated in New York on December 5, 1994, under the name of Quattro M Securities, Inc. (the "Corporation"). The Corporation conducts a stock brokerage business on the floor of the New York Stock Exchange and from its office at 735 Ridgefield Road, Wilton, CT 06897. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through RBC Capital Markets LLC on a fully disclosed basis. During the current fiscal year, the Corporation had an additional clearing arrangement with Vision Brokerage Services, LLC and AXOS Clearing, LLC.

Note 2 – Significant accounting polices

Basis of reporting -- The accompanying financial statements have been prepared on the accrual basis of accounting. The financial statements represent the transactions of the Company for the year ended September 30, 2023.

Securities transactions -- Securities transactions, on behalf of customers, are recorded on a settlement date basis with related commission income and expenses reported on a trade basis.

Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions reflect the reported amounts of assets and liabilities, the disclosures of contingent liabilities, and reported revenues and expenses. Actual amounts could differ from those estimates.

Cash and cash equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At various times during the year ended September 30, 2023, balances of cash and cash equivalents at banking institutions may have exceeded federal insurance levels.

Income taxes -- The Company is a C corporation and deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary

differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 3 – Commitments and contingencies -- The Corporation leases a NYSE Membership and is responsible for monthly payments thereon. The Corporation has its corporate offices at 735 Ridgefield Road, Wilton, CT 06897 and 4829 Pelican Blvd, Cape Coral, FL 33914. Terms of these leases are $3,000 per month for 735 Ridgefield Road, Wilton, CT 06897 and $2,000 per month for 4820 Pelican Blvd, Cape Coral, FL 33914. These lease arrangements are month-to-month.

Note 4 - Insurance -- The Corporation maintains a renewable Stockholders' Blanket Bond as required by the New York Stock Exchange. The Corporation is a member of the Securities Investors Protections Corporation (SIPC).

Note 5 – Net Capital Requirements -- The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Corporation to maintain minimum dollar net capital of $5,000. At September 30, 2023, the Corporation had net capital of $546,550.

Note 6 – Other Assets -- The Corporation is owed commissions from Adler Coleman & Co., in bankruptcy, and other non-current assets, of $125,641. No allowance for bad debts has been recorded for these amounts as there are excluded from net capital and management expects them to be collected.

Note 7 – Related Parties -- The offices of the Company are located in the homes owned by a family member of the President of the Company. The rent charges include utilities and other related expenses which are paid for by the Company's funds. During the year ended September 30, 2023, rent expense incurred by the Company totaled $60,000.

Note 8 – Subsequent Events -- The Company performed an evaluation of events that have occurred subsequent to September 30, 2023, and through November 27, 2023, the date this report was available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2023.

SCHEDULE 1

QUATTRO M SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15C3-1

As of September 30, 2023

Computation of Net Capital

Total Stockholders' Equity-Exhibit A	$ 892,307
Less: Non-allowable assets	345,757
Net Capital	**$ 546,550**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 6,196
Minimum Dollar Net Capital Requirement	$ 5,000
Excess Net Capital	$ 540,354
Percentage of Aggregate Indebtedness to Net Capital	**17.01 %**

No material difference exists between our Audit Report for the fiscal year ending September 30, 2023 and the Focus Report X-17A-5 as of September 30, 2023.

SCHEDULE 2

QUATTRO M SECURITIES, INC.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As of September 30, 2023

The Corporation claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(ii) of the rule, on the grounds that all customer transactions were cleared through RBC Capital Markets, LLC, Vision Brokerage Services, LLC, AXOS Clearing LLC on a fully disclosed basis.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Quattro M Securities, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Quattro M Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which Quattro M. Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Quattro M. Securities, Inc. stated that Quattro M. Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
November 29, 2023

Nawrocki Smith LLP

Quattro M Securities Inc.
Exemption Report
September 30, 2023

Quattro M Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.C § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2) (ii) which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Quattro M Securities, Inc.

Date: November 29, 2023

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Quattro M Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended September 30, 2023. Management of Quattro M Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
November 29, 2023

Nawrocki Smith LLP